INNOVATION

URS CORPORATION
2011 ANNUAL REPORT

URS



TABLE OF CONTENTS

THE COMPANY

URS Corporation is a leading provider of engineering, construction and technical services for public agencies and private sector companies around the world. The Company offers a full range of program management; planning, design and engineering; systems engineering and technical assistance; information technology; construction and construction management; operations and maintenance; and decommissioning and closure services.

Our business is focused on four key market sectors: infrastructure, federal, power, and industrial and commercial. We have more than 46,000 employees in a network of offices in nearly 50 countries.

Headquartered in San Francisco, URS is a publicly held company listed on the New York Stock Exchange under the symbol *URS*.

URS Corporation's 2011 Annual Report to Stockholders contains statements that are not historical fact and that may constitute forward-looking statements involving risks and uncertainties, including statements about our future growth, future dividends, future financial conditions, future acquisition of Flint Energy Services Ltd. and future economic and business conditions. Our actual results could differ materially from those discussed in this Annual Report. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors" in URS Corporation's Annual Report on Form 10-K, which accompanies this Annual Report and is deemed appended hereto, and also was filed with the Securities and Exchange Commission on February 27, 2012.

Cover
Newmarket Viaduct, Auckland, New Zealand

FINANCIAL HIGHLIGHTS

Financial data for the past five fiscal years are summarized below. This financial data should be read in conjunction with the information contained in our financial statements and accompanying notes, and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2011. URS' Form 10-K, which was filed with the Securities and Exchange Commission on February 27, 2012, accompanies this Annual Report to Stockholders and is deemed appended hereto.

(In millions, except per share data)	**Year ended December 30, 2011**[1,2]	Year ended December 31, 2010[1,2]	Year ended January 1, 2010[1]	Year ended January 2, 2009[1]	Year ended December 28, 2007[1,3]
INCOME STATEMENT DATA:					
Revenues	**$ 9,545.0**	$ 9,177.1	$ 9,249.1	$10,086.3	$ 5,383.0
Cost of revenues	**(8,988.8)**	(8,609.5)	(8,772.4)	(9,608.8)	(5,095.2)
General and administrative expenses	**(79.5)**	(71.0)	(75.8)	(78.7)	(56.5)
Goodwill impairment[4]	**(825.8)**	—	—	—	—
Acquisition-related expenses[2]	**(1.0)**	(11.9)	—	—	—
Restructuring costs[5]	**(5.5)**	(10.6)	—	—	—
Impairment of an intangible asset[6]	**—**	—	(32.8)	—	—
Equity in income of unconsolidated joint ventures[7]	**132.2**	70.3	100.9	106.3	31.5
Operating income (loss)	**(223.4)**	544.4	469.0	505.1	262.8
Interest expense	**(22.1)**	(30.6)	(48.4)	(90.7)	(27.7)
Other income, net[8]	**—**	—	47.9	—	—
Income (loss) before income tax	**(245.5)**	513.8	468.5	414.4	235.1
Net income (loss) attributable to URS[4,9]	**(465.8)**	287.9	269.1	219.8	132.2
Diluted earnings (loss) per share[4]	**$ (6.03)**	$ 3.54	$ 3.29	$ 2.59	$ 2.30
BALANCE SHEET DATA (As of the end of period):					
Cash and cash equivalents	**$ 436.0**	$ 573.8	$ 721.1	$ 224.5	$ 256.5
Total assets	**$ 6,862.6**	$ 7,351.4	$ 6,904.4	$ 7,001.2	$ 6,930.0
Total indebtedness[3,10]	**$ 798.5**	$ 701.8	$ 805.0	$ 1,108.0	$ 1,306.8
Total URS stockholders' equity[3,11]	**$ 3,377.2**	$ 4,117.2	$ 3,905.8	$ 3,624.6	$ 3,478.6

Corresponding footnotes are presented on page 27 of this Annual Report to Stockholders.

Revenues
in millions



$5,383.0
$10,086.3
$9,249.1
$9,177.1
$9,545.0
07
08
09
10
11

Net Income (Loss) Attributable to URS
in millions



$132.2
$219.8
$269.1
$287.9
$(465.8)
07
08
09
10
11

Total URS Stockholders' Equity
in millions



$3,478.6
$3,624.6
$3,905.8
$4,117.2
$3,377.2
07
08
09
10
11

Backlog
in millions



$17,659.0*
$17,282.3*
$17,309.3*
$16,607.7*
$14,259.6*
07
08
09
10
11

* Unaudited

TO OUR STOCKHOLDERS:

URS delivered solid results in fiscal 2011. We recorded revenues of $9.55 billion, a 4% increase from 2010, generated strong cash flow and expanded our position in fast-growing markets. The strategic diversification of our business and competitive position in the markets we serve enabled us to grow our business in 2011, despite economic challenges. We also continue to invest in the future of URS and to create value for our stockholders. In the first quarter of 2012, we announced our plans to acquire Flint Energy Services Ltd. and to initiate a regular quarterly cash dividend.

While we made significant progress in 2011, our bottom line results were affected by the well-documented economic turmoil in Europe and political unrest in the Middle East, as well as a number of special charges, including a large, non-cash goodwill impairment charge that reduced our 2011 net income by $732.2 million and diluted earnings per share by $9.46 per share. Primarily as a result of volatile stock market conditions, URS, like many public companies over the past several years, was required by accounting rules to take a non-cash charge to reduce the value of goodwill on our balance sheet. While significant in size, the charge had no effect on our cash position and no bearing on our operational performance or on the outlook for our business.

During the year, URS was upgraded to investment grade status by both Standard & Poor's and Moody's—reflecting our financial and operational strength, and our ability to consistently generate significant cash throughout the business cycle.

Our operational performance for 2011 reflects the strength of our balanced business portfolio—in the industrial and commercial, power, federal and infrastructure market sectors—and our ability to provide services for the full life cycle of our clients' projects. One of the year's highlights was the exceptional performance of our industrial and commercial sector business, which achieved revenue growth of 17% over the prior year. After several years of curtailed spending, many clients in the oil and gas, manufacturing and mining industries are moving forward with capital projects that previously had been delayed. As a result, we benefited from our decade-long strategy to build long-term, strategic partnerships, or Master Services Agreements, with large, multinational corporations around the world.

The acquisition of Flint will better position URS in one of the fastest-growing segments of the North American oil and gas industry: unconventional oil and gas and oil sands development.

Our power sector business also showed strong signs of recovery. For the first time since the economic downturn in 2008, power revenues grew, increasing 2% in 2011 over the prior year. Fourth quarter revenues were notably strong, increasing 11% from the comparable period in 2010. And, our power backlog grew 15% during the year, reflecting an emerging growth cycle and our pre-eminent position as a major contractor to the power industry. In 2011, we won several large assignments to retrofit coal-fired power plants with air quality control systems to comply with new emissions control mandates. We also are helping utilities maintain the efficiency and safety of their existing fleet of nuclear power plants through major component replacement projects.

Fiscal 2011 was another strong year for our federal sector business, which achieved 3% revenue growth compared with the prior year. We continued to benefit from the large, long-term contracts we have with the U.S. Department of Energy and the United Kingdom's Nuclear Decommissioning Authority; our significant inventory of indefinite delivery contracts with the U.S. Department of Defense and other government agencies; and our ongoing success diversifying our capabilities in markets where we expect strong growth in federal outsourcing. In June 2011, we acquired Apptis Holdings, Inc., expanding our expertise in high-end information technology services—one of the fastest-growing segments of the federal sector. Apptis was an early participant in the development of cloud computing technology, which is featured later in this report. In December, we acquired CATI Training Systems, providing URS with specialized expertise in the high-growth flight simulation and unmanned aerial system markets.

While revenues in the infrastructure sector declined 2% in 2011, our backlog of infrastructure work grew 17%. URS is one of only a few firms with the in-house capabilities to support every stage of large-scale infrastructure projects. During the past year, we experienced strong demand for engineering and design services, and we expect new opportunities in infrastructure construction will follow. In early 2011, we acquired BP Barber, which added technical expertise and capacity in the southeastern United States, a region we had targeted for expansion.

Generating strong cash flow is a hallmark of our business. We reported $505 million in cash from operations in 2011, increasing the total amount of cash we have generated over the past three years to $1.7 billion. Even after repurchasing six million shares of URS common stock in 2011, totaling $243 million, and completing several targeted acquisitions, we ended the year with $436 million in cash and cash equivalents. During the year, URS was upgraded to investment grade status by both Standard & Poor's and Moody's—reflecting our financial and operational strength, and our ability to consistently generate significant cash throughout the business cycle.

Our financial strength and strong balance sheet provide us with the resources to continue expanding in attractive markets, while returning value to our stockholders.

As a result of our strong balance sheet, we have the resources to continue expanding in attractive markets, while returning value to stockholders. In February 2012, we announced the proposed acquisition of Flint Energy Services, a leading provider of construction and maintenance services to the North American oil and gas industry. Expanding our presence in the oil and gas industry has been a longstanding priority for URS, and the addition of Flint will better position the Company in the rapidly growing unconventional oil and gas and oil sands segments. We expect to complete the transaction in the second quarter of this year and look forward to the new opportunities the acquisition will create for our business.

One of the highlights of 2011 was the exceptional performance of our industrial and commercial sector business, which achieved revenue growth of 17% over the prior year.

In February, we also announced that our Board of Directors had approved the initiation of a regular quarterly cash dividend. This reflects our confidence in the Company's financial strength and positive outlook, as well as our commitment to our stockholders. We are confident that we can continue investing in URS, while returning cash to stockholders.

We are pleased with the Company's performance in 2011. Competitively and financially, URS is strong. We remain focused on execution, both in our work for customers and in building value for our stockholders. This year's report, entitled *Innovation*, describes our innovative work on some of the industry's most complex and challenging projects. It demonstrates how URS consistently develops the state-of-the-art solutions our customers have come to expect.

Our achievements would not have been possible without the contributions of our employees, whose talent, technical expertise and dedication are the foundation of URS' success. I should also like to thank our stockholders and clients for their continued support and confidence. I look forward to updating you on our progress in 2012.

Martin M. Koffel
Chairman and Chief Executive Officer

OLMSTED
DAM

INNOV

SPACEPORT
AMERICA

CLOUD
COMPUTING

NEWMARKET VIADUCT

SAFETY INNOVATIONS

ATION

At URS, we understand that success in today's dynamic, fast-changing world depends on our ability to continually innovate—to not only meet, but exceed, our customers' expectations. We are at the forefront of innovation, delivering technical expertise and performance excellence for some of the world's most complex engineering, construction and technical challenges.

The projects featured in this Annual Report illustrate how we consistently develop the state-of-the-art ideas and processes our customers have come to expect and trust. Which is why public agencies and private companies around the world rely on URS for innovative solutions—reinforcing our position as a global market leader and building value for our stockholders.

INNOVATION CASE STUDY 1

OLMSTED DAM

SOLVING BIG CHALLENGES WITH BIG INNOVATIONS

When the U.S. Army Corps of Engineers needed to construct a 2,700-foot dam across a volatile section of the lower Ohio River near Olmsted, Illinois, they turned to URS. As a leader in dam design and construction, we are meeting the challenges of "in-the-wet" construction and developing new methods that don't impact river traffic and the environment, or compromise worker safety.

CONCRETE SHELLS



URS needed to develop new technologies to transport and set 44 concrete dam segments, or shells, each weighing upwards of 3,500 tons, on a piling foundation under 70 feet of flowing Ohio River.



CONCRETE PLANT
CASTING YARD
MARINE SKIDWAY
CATAMARAN STEP 1
CATAMARAN STEP 2

CATAMARAN BARGE



Beginning at the lower marine skidway, the catamaran barge lifts and carries the precast concrete shell using strand jack technology. It then travels upriver, where it lowers the shell into its final location to within a one-inch margin of error.

One of the LARGEST CIVIL WORKS PROJECTS UNDERTAKEN by the Corps of Engineers

Each concrete shell is
300,000 CUBIC FEET
and weighs more than
3,500 TONS

World's largest super gantry crane can lift
5,300 TONS

Estimated Completion: 2019

SUPER GANTRY CRANE



The super gantry crane is the largest of its kind in the world, capable of lifting 5,300 tons. After lifting the concrete shells, it transfers them nearly one-quarter mile from the casting yard to the marine skidway.


OLMSTED LOCKS
CATAMARAN
STEP 3

SHELL POSITIONING SYSTEM



The digital shell positioning system uses a combination of real-time kinetic global positioning systems (GPS) and robotic survey systems to pinpoint the position of the concrete shells underwater.

TOTAL LOCKAGE TIME
will be reduced
from more than 5 hours to

LESS THAN 1 HOUR

Estimated annual economic benefit
of more than

$800 MILLION


OLMSTED
LOCKS
5304 TON
CAPACITY

SENSOR SYSTEM

A 500-point sensor system is built into the bottom of the concrete shells. Via remote monitoring, the sensors identify any void areas that need additional concrete fill after the shells are set on their prepared foundations in the river.

AQUA DIGGER

A barge-mounted aqua digger, one of only two of its kind in the world, excavates to depths of 85 feet using real-time kinetic GPS location equipment.

STRAND JACKS

Strand jacks are positioned on both the super gantry crane and the catamaran barge. Used to raise and lower the concrete shells with the attached lifting frames, the strand jacks are the largest ever employed.

OLMSTED DAM

Ninety-five million tons of goods, worth more than $17 billion, are shipped through the Olmsted reach of the Ohio River every year, more tonnage than at any other place on the U.S. inland navigation system. Since this portion of the lower Ohio River is one of the nation's busiest waterways, it was essential that river traffic and the environment weren't impacted during construction. To accomplish this, the Corps of Engineers selected an innovative "in-the-wet" dam construction method. In-the-wet construction entails building the dam in the flowing river without the benefit of cofferdams or diversions to create dry riverbed areas for construction.

Meeting the Challenge

To meet the demands of in-the-wet dam construction, URS developed several new technologies to transport and set 44 concrete dam segments, or shells, each weighing more than 3,500 tons, on a piling foundation under 70 feet of flowing Ohio River—all within a one-inch margin of error. This feat would require mega-sized cranes to lift and lay down the shells, which are relatively thin and fragile considering their enormous size. The river itself also presented challenges, some of which changed hourly, such as deep, swiftly moving currents and unpredictable shifts in the weather.

Innovative Solutions

URS designed specialized construction equipment and developed innovative methods to complete this remarkably complex project. After the immense shells are constructed in an onsite casting yard, they are lifted, transported approximately one mile and set on the dam foundation.

To move these massive shells, URS custom-made heavy-lifting equipment, such as a super gantry crane, which is capable of lifting 5,300 tons. This enormous crane—the world's largest—is used to carry the large precast concrete shells from the casting beds to the marine skidway, a 1,600-foot ramp. The shell is then placed on a platform and is transported down the slope to the river, where it is picked up by the catamaran barge. Commissioned by URS, the catamaran barge is one of the largest in the world, with a maximum capacity of 4,900 tons. The barge lifts and carries the precast concrete shells from the lower marine skidway to the shell's final location in the river. Strand jack technology is used to raise and lower the concrete shells with the attached lifting frames. Positioned on top of the super gantry crane and the catamaran barge, these hydraulically operated devices are the largest strand jacks ever employed.

An innovative pile driving technique was required to drive the piles through the running river and into 60 feet of river bottom within a three-inch tolerance. To meet this demand, the team outfitted a barge with a hydraulically adjustable pile driving template, which permitted accurate placement and driving of the sheet pile walls and foundation piles.

To mitigate the risk of workers diving in the turbulent currents, digital imaging capabilities were required to precisely position the shells under the muddy water. The team developed a digital shell positioning system, which used a combination of real-time kinetic global positioning systems and robotic survey systems. The team also built a 500-point sensor system into the bottom of the concrete shells. Via remote monitoring, the sensors identify any void areas that need additional concrete fill after the shells are set on their prepared foundations in the river.

Many of the innovations at Olmsted Dam were designed specifically to protect workers during the challenging construction of this landmark project. In fact, Olmsted Dam earned the first Occupational Safety and Health Administration (OSHA) Voluntary Protection Program Star Status for a Corps of Engineers project.

When completed in 2019, Olmsted Dam will reach across one of the widest stretches of the Ohio River, the hub of inland marine transportation in the United States. The new dam will enable the locks to operate more effectively, reducing overall lockage time from more than five hours to less than one hour and resulting in an estimated annual economic benefit of more than $800 million. Through technical innovation and application, URS is producing efficiencies and savings for this vitally important part of the regional and national economy.

CLOUD COMPUTING

SECURELY ACCESSING THE TRANSFORMATIVE POWER OF CLOUD COMPUTING

Government agencies are facing new mandates to move IT systems to the "cloud" in order to lower costs and improve operating efficiencies. To meet this challenge, federal customers are relying on URS to develop innovative, on-demand solutions that provide access to the power of the cloud and still maintain the highest level of security.

CLOUD MANAGEMENT

To reduce costs and increase efficiencies, URS manages customers' cloud-based applications and provides cloud usage, cost and security information on an ongoing basis. And, depending on a customer's needs, URS' cloud solutions can be tailored to provide software, platform and infrastructure as a service. In addition, URS designs private clouds for many federal customers to provide services to users within their organizations.


Internet
URS SECURITY SOLUTIONS
LEGACY DATA CENTERS
CUSTOMER OFFICE

SECURITY

URS uses multiple federal-grade security methods to help customers assure privacy and protect data, while realizing the many benefits of cloud computing. We configure secure links and validated encryption solutions for data, while it is being sent, received and stored. We perform secure application and data center migration from client servers to ensure a seamless transition to the cloud.

U.S. federal government's goal is to reduce the number of federal data centers by 40% by 2015

The Office of Management and Budget estimates $20B of the $80B annual U.S. federal IT budget will move to the cloud

URS' FedCloud.com is an innovative service portal used by authorized federal, state and local government agencies



Public Cloud
WIRELESS DEVICES
TOWER
NETWORK

DATA INTEGRITY

URS validates and maintains the confidentiality, integrity and availability of a customer's data in the cloud. We also leverage applications that can move large amounts of data from a client's data center to the cloud, and back again, based on need (e.g., nightly system backups and data storage).

CLOUD ACCESS

URS configures secure links so customers can connect to their public cloud-based applications from servers running in the cloud, as well as in existing networks and data centers. We also develop mobile applications that allow clients to use cloud services from a variety of handheld devices.

- URS CUSTOMER DATA
- INFRASTRUCTURE AS A SERVICE
- PLATFORM AS A SERVICE
- SOFTWARE AS A SERVICE

URS' cloud-based system helps process millions of Department of Defense healthcare claims each year


Cloud
URS CUSTOMER DATA
URS SECURITY SOLUTIONS

AROUND-THE-CLOCK ACCESS FROM ANYWHERE

Our solution enables patients and medical personnel to securely access healthcare claim data from their home or the office, 24 hours a day.

HEALTHCARE PROVIDERS

Through a secure web portal, healthcare staff can review patient eligibility and submit claims for care given.

ACCESSING EXTERNAL GOVERNMENT SYSTEMS

URS' cloud-based system communicates with other government systems to improve information sharing and data transparency.

CLOUD COMPUTING

Cloud computing is transforming the way businesses do business. The use of the cloud is growing because it enables customers to concentrate on their core missions, rather than dedicating resources to IT operations, data security and maintenance.

Instead of purchasing and building their own IT systems, cloud computing customers can "rent" ready-made IT solutions, as well as the expertise necessary to run and protect them. In short, software, IT platforms (such as operating systems and associated processes) and infrastructure are delivered as a service, rather than as a product. The cloud can deliver a computer application, guarantee that it is the latest version and make it securely accessible from anywhere, anytime. Since organizations do not have to pay for IT maintenance and technology upgrades, they are able to save on costs, while still benefiting from faster processing times.

Proven, Tested and Ready

URS' largest cloud computing customer is the U.S. federal government, which estimates that 25 percent of its annual IT budget will move to the cloud. This move is being facilitated by mandating cloud-based solutions for federal IT organizations, embedding cloud requirements into contracts and introducing a cloud-first initiative through the Office of Management and Budget.

URS is supporting the government's move to the cloud by offering federal government-approved security levels, 24/7 access and cost efficiencies. We also support our federal customers in all aspects of design, build, implementation and optimization to ensure the confidentiality, integrity and availability of their data. Federal clients can purchase cloud solutions from URS because our solutions meet the required security certifications, and we are pre-approved to provide cloud services for federal contracts. In fact, URS is one of the first companies to receive approval for a cloud solution through the U.S. Department of Defense (DoD) Information Assurance Certification and Accreditation Process.

FedCloud.com

In 2011, URS and its partners received federal approval for FedCloud.com, an innovative service portal that can be used by authorized federal, state and local government agencies to procure extremely reliable, highly scalable and secure computing resources. With a variety of programming models, languages and operating systems from which to choose, agencies have the flexibility to build business and productivity applications quickly—when and how they need to—and pay only for the services used.

FedCloud.com meets stringent government security requirements, including the Assessment and Authorization Process of the Federal Information Security Management Act.

Securing and Managing Military Medical Data

URS' work for the DoD includes managing and maintaining a secure cloud-based system that serves as the central hub for processing medical claims for U.S. military personnel and their families. In addition to meeting DoD security standards, the system also offers improved efficiency and reliability for healthcare providers and patients.

To increase system reliability and access to critical medical records to virtually 100 percent, URS took full advantage of the robust nature of cloud-based solutions to build multiple levels of redundancy. We also developed a secure web portal, which is available around the clock, enabling healthcare providers to review eligibility and submit claims for care given.

In addition, our cloud-based solution provides significant improvements in speed, agility and flexibility, allowing the DoD to respond more quickly to changing mission requirements. Over the life of the system, it will provide significant cost savings and a reduced Total Cost of Ownership (TCO) by eliminating the costs associated with technology upgrades, infrastructure support and ongoing maintenance.

Unrivaled as a Trusted, Secure Partner

URS has established itself as a trusted provider of choice, and we are well positioned to help government agencies as they transition to cloud computing. In recognition of the success of our cloud computing projects for the U.S. government, URS was honored with the Government Technology Research Alliance's *Best Cloud Solution for 2011*.

SPACEPORT AMERICA

A 21ST-CENTURY FACILITY FOR A 21ST-CENTURY BUSINESS

Building the first version of anything can be a daunting task, especially when you add constraints like a limited budget, a remote construction site and the need to use local materials while achieving world-class sustainability goals. Yet, in helping to design the world's first commercial spaceport with the New Mexico Spaceport Authority and Virgin Galactic, URS not only accomplished all of this, but also created a cultural icon.

STRUCTURAL STEEL ROOF FRAMING



URS engineered an innovative, cost-effective structural steel roof frame using straight segments instead of smooth curves. This approach maintained the integrity of the signature roof design while keeping within the project budget.

MECHANICALLY STABILIZED EARTH SYSTEM



The mechanically stabilized earth system, thought to be one of the largest of its type in the United States, retains a 45-foot-high soil berm that integrates the building into the landscape, insulates it and lifts the westerly winds over the roof of the Spaceport.


RUNWAY
VIRGIN GALACTIC
SUBORBITAL VEHICLE

URS helped create the WORLD'S FIRST COMMERCIAL SPACEPORT

$30 million
construction budget

Scheduled to be completed in 2012

Energy-efficient building meets
LEED GOLD STANDARD
for environmental quality

SUSTAINABLE UNDERGROUND EARTH TUBE SYSTEM



The underground heating and cooling system, made up of 12 reinforced concrete pipes, pretreats the intake air. Since the temperature below ground tends to be equal to the average annual surface temperature, heating and cooling demand is lowered by 41 percent.

THE ICONIC 110,000-SQUARE-FOOT TERMINAL/ HANGAR BUILDING is the centerpiece of Spaceport America



VISITOR LOUNGE AND VIEWING AREA



More than 10,000 square feet of double-height glass allows for natural light and spectacular views of the airfield and primary launch areas.

SPACEPORT AMERICA

A URS-led team won an international design competition to provide professional architectural and engineering services for the combined terminal/hangar building known as the "Gateway to Space." Blending sensitivity to the environment and cutting-edge technology with a stunning design, this iconic 110,000-square-foot facility is the centerpiece of Spaceport America.

URS provided civil, structural, mechanical, electrical and plumbing design services, as well as overall project management for the terminal/hangar building. Rising up from the New Mexico desert, this uniquely designed building houses a 45,000-square-foot drive-through hangar and a 14,000-square-foot maintenance area. These facilities will house two mother ships and five rocket-powered space vehicles that will ferry passengers to suborbital space.

Natural light enters the facility through the more than 10,000 square feet of double-height glass that overlooks the airfield and primary launch areas, providing visitors with access to these coveted views. Designed to maximize public access and educational opportunities, the landmark building also houses integrated astronaut and visitor areas, a mission control center that is visible to the public and the Spaceport America Visitor Experience.

A Signature Roof Design

The building's sinuous shape was designed to lessen the visual and physical impact on the nearby El Camino Real, a national historic trail. Lying low within the desert landscape, the organic form of the facility is virtually indistinguishable from the red rock terrain when viewed from a distance. The team's challenge was to achieve an innovative design in an affordable manner—no easy feat due to the project's remote site, as well as the need to use local materials and meet ambitious sustainability goals. The unique roof structure, which resembles a pair of wings from the front and a stingray from above, was a particular challenge. To maintain the integrity of the design and meet the project's $30 million construction budget, URS recommended breaking the roof system into straight segments instead of smooth curves. This innovative solution allowed the structure, while still geometrically complex, to be fabricated and erected more economically.

Mechanically Stabilized Earth System

The architectural design called for a 45-foot-high soil berm on the west side of the building, planted with native materials, that integrates the facility into the landscape. The berm also insulates the building and lifts the westerly winds over the roof, sheltering space vehicles on the apron. The challenge was allowing the soil to abut the building without the potential for lateral sliding. Since traditional cantilever retaining walls of that height weren't practical, URS employed a mechanically stabilized earth (MSE) system to retain the large berm. The MSE system is thought to be one of the largest applications of this technology integrated with a building structure in the United States. Its implementation required URS to work in close collaboration with MSE suppliers and academic experts to develop a specification that would minimize initial and long-term movement of the flexible wall systems.

Innovative Underground Heating and Cooling System

Sustainable heating and cooling systems were another project goal and offered URS the opportunity to develop an innovative, green solution. Since underground temperature is more stable than ambient temperature, the team engineered an underground system that pretreats the intake air.

The underground system is made up of 12 concrete pipes averaging approximately 200 feet in length. The system relies on the fact that the temperature below ground tends to be equal to the average annual surface temperature. This means that approximately three feet below the surface, the ground is cooler than ambient air during summer days and warmer during winter nights. Therefore, the earth tubes preheat the air in winter and precool the air in summer. This simple, innovative solution was a low-cost means of lowering the heating and cooling demand by 41 percent and was one of the reasons the landmark facility meets the Leadership in Energy and Environmental Design (LEED) Gold standard for environmental quality.

The breadth of design and engineering services URS brought to Spaceport America demonstrates our ability to pioneer complex and unique buildings, understand clients' needs and foster creativity.

NEWMARKET VIADUCT

REBUILDING A KEY TRANSPORTATION LINK WITHOUT DISRUPTION

When one of New Zealand's most heavily traveled viaducts needed to be replaced, URS was part of the team selected to provide design and construction services for this complex project. To meet the challenging requirement of maintaining traffic flow in both directions while deconstructing the old viaduct and building a new one, URS employed an innovative approach. The existing viaduct was sliced in half lengthwise, and each section was replaced in turn.

PRECAST CONSTRUCTION



The replacement viaduct was constructed using the precast segmental balanced cantilever method. A total of 468 precast segments, each weighing up to 80 metric tons, were carefully lifted into place.


NEW SOUTHBOUND
OLD SOUTHBOUND
OLD NORTHBOUND

Stage 1

CONSTRUCT NEW SOUTHBOUND VIADUCT PARALLEL TO OLD SOUTHBOUND STRUCTURE

The viaduct carries more than **160,000** vehicles a day

URS developed an innovative STAGED CONSTRUCTION & DECONSTRUCTION APPROACH

The viaduct is **720** METERS LONG and 20 meters high at its tallest point

SPLITTING AND SUPPORTING



As the old viaduct was cut in half, substantial temporary supports were designed to ensure that the viaduct remained stable while supporting heavy traffic flow.



NEW SOUTHBOUND
Stage 2
OPEN NEW SOUTHBOUND VIADUCT AND DECONSTRUCT OLD SOUTHBOUND STRUCTURE
OLD NORTHBOUND

4,200
METRIC TONS
of reinforcing steel used

30,000
cubic meters
of concrete poured

NEARLY 80%
of demolished material was
RECYCLED

NEWMARKET VIADUCT

Originally built in 1965, the 720-meter-long Newmarket Viaduct in Auckland, New Zealand, had become obsolete. The structure could not accommodate peak-hour traffic, and heavy vehicles were forced to use arterial routes due to limited load capacity. In addition, the viaduct's ability to withstand earthquakes was inadequate by modern standards. The New Zealand Transport Agency (NZTA) determined that the structure needed to be completely replaced, rather than retrofitted. URS was part of the Northern Gateway Alliance team and was selected to provide design management, detailed design and construction support for this major bridge replacement project. The new balanced cantilevered structure has 12 spans, each approximately 62 meters long. The superstructure is designed as two continuous box girders.

Meeting the Challenge

Because the viaduct is so critical to the region and its economy, the most significant challenge was determining how to deconstruct the old viaduct and construct a new one without affecting peak motor vehicle flow. Extremely congested traffic patterns, combined with the 20-meter height of the viaduct, required meticulous planning of each construction and deconstruction activity. Along with the need to minimize motorway realignment and associated land purchases, URS had to meet strict sustainability and recycling goals to reduce the project's impact on the environment and surrounding communities.

BIG BLUE



Nicknamed "Big Blue," an enormous 140-meter-long, 800-metric-ton gantry crane was used to lower deconstructed sections and lift new sections into place.


Stage 3
CONSTRUCT NEW NORTHBOUND VIADUCT IN THE GAP LEFT BY DECONSTRUCTED SOUTHBOUND STRUCTURE
NEW SOUTHBOUND
NEW NORTHBOUND
OLD NORTHBOUND

Innovative Staging

URS developed a detailed staging strategy that enabled the viaduct to remain in full service throughout the project—a major technical design achievement. First, new southbound lanes were constructed adjacent to the existing structure and opened for use. The old southbound viaduct was then deconstructed, and a new northbound viaduct was constructed in its place. Once traffic had been routed to the new lanes, the old northbound viaduct was deconstructed.

In order to accomplish this staged process, the existing viaduct was cut in half, separating the north and south sections. As the old southbound structure was separated, URS designed additional supports to maintain the structural integrity of the northbound lanes, which were still open to traffic.

The viaduct was dismantled, piece by piece, in reverse sequence from the order in which it had been built. An enormous gantry crane, known as "Big Blue," was designed to both lower old concrete segments and lift new segments into place. The gantry's design and strategic placement allowed disassembled portions of the bridge to be lowered directly onto trucks for immediate transportation to recycling facilities.

Sustainability and Community Engagement

A significant factor in the successful delivery of this project was the focus on sustainability and community engagement. URS placed strong emphasis on incorporating sustainable practices into both the physical delivery of the project and the operations of the project team. Nearly 80 percent of the demolished material from the viaduct was recycled, and the carbon footprint from project-related emissions was carefully monitored. From a social perspective, the project team engaged with local stakeholders and implemented a successful community and school outreach program.

A Bridge for the Future

URS' innovative design and construction techniques successfully achieved the NZTA's vision of building a modern viaduct that can accommodate increased traffic flow, is able to handle large-scale vehicles and meets current seismic standards. In fact, since the viaduct is a key component in the overall roadway network, the new structure has been built to withstand a one-in-2,500-year earthquake. This modern viaduct, which also boasts improved safety and noise reduction features, is prepared to serve New Zealand's transportation needs well into the future.


NEW SOUTHBOUND
NEW NORTHBOUND

INCREASED CAPACITY



As the old northbound section of the viaduct is deconstructed, traffic flows smoothly over the expanded northbound and southbound lanes. The viaduct has been designed not only to accommodate current vehicle capacity, but also to handle future traffic needs.

Stage 4

OPEN NEW NORTHBOUND VIADUCT AND DECONSTRUCT OLD NORTHBOUND STRUCTURE

SAFETY INNOVATIONS

CONTINUOUSLY INCORPORATING SAFETY INTO ALL ASPECTS OF OUR BUSINESS

Safety is at the core of everything we do at URS. From how we dispose of chemical weapons to how we design and build our projects and train our employees, safety is paramount. As a result, we have achieved numerous safety milestones and won many national safety awards. But, no award or accolade is more important than knowing that we are doing our utmost in this area. Our goal is not only to do our job well, but to protect our employees, our clients and the communities where we work.

The URS 2011 Total Recordable Incident Rate is

83% LOWER

than the Private Industry Average*

*U.S. Bureau of Labor rate for 2010, latest data available at time of printing


URS
4 sight
HEALTH, SAFETY & ENVIRONMENT
handbook
Identify hazards before they become incidents.
4 sight
What am I about to do?
What could go wrong?
What could be done to make it safer?
What have I done to communicate the hazards?
URS

4SIGHT PROGRAM


URS

4sight helps employees avoid potential hazards by having them take a 30-second pause before starting a task to ask four questions that can help them avoid a potentially hazardous situation.

A Strong Safety Culture

Safety education and training programs are critical to maintaining a healthy work environment, but a true safety culture isn't developed by training alone. URS' multidimensional approach to safety is designed to incorporate safety into all aspects of our business—from project planning and design through construction and operations and maintenance.

Using 4sight to Reduce Risk

4sight is a behavioral-based program developed by URS and used by employees around the world. It's a simple, yet powerful, tool designed to help employees avoid potential hazards by having them take a 30-second pause before starting a task to ask themselves four questions:

- What am I about to do?
- What could go wrong?
- What could be done to make it safer?
- What have I done to communicate the hazards?

More than just a catchy slogan, 4sight underscores important aspects of a mature safety program, including hazard awareness, employee engagement and behavior-based safety. This innovative program has changed staff behavior and dramatically decreased workplace injury rates.

Integrating Safety Innovations into a Project's Workflow

URS is continuously looking for new ways to incorporate safety into a project's workflow. *Safety Considerations in Design* is a training system for engineers, designers, schedulers and procurement professionals that offers ways to emphasize injury prevention during the design and construction phases of a project. For example, we mitigate the inherent risks of working at elevated levels by installing staircases earlier in the construction process. This is accomplished by building modules on the ground and then lifting them into place as complete units. As a result, the need to work on scaffolding and ladders is greatly reduced. In addition, steel beams are predrilled to provide workers with multiple, easily accessible attachment points for fall protection gear. By using our collective expertise to better integrate safety into the design and construction phases, we've seen a substantial reduction in field hazards.

Industry research indicates that by integrating safety into the construction phase of a project, field hazards can be reduced by up to 40%*

*The National Institute for Occupational Safety and Health



SAFETY CONSIDERATIONS IN DESIGN



URS' approach to safety includes installing staircases in the first phase of the construction process. The stairs are built as modular units and then lifted into place. In addition, the early installation of permanent lights provides better illumination than lamps and reduces the risk of tripping over extension cords.

SAFETY INNOVATIONS

Providing Safer Worksites Through Mobile Learning Labs

Continually enhancing our safety education programs is fundamental to the way we operate and critical to maintaining a healthy work environment. Since many of our employees are on job sites, we have developed mobile Safety Learning Labs to demonstrate the latest in safety techniques and provide hands-on training. Not only does this ensure that our workers are familiar with the proper use of safety equipment, it also serves to reinforce the philosophy that safety is paramount.

Making Highway Work Safer

By improving practices associated with working close to a busy highway, URS has reduced the risk of injury to our employees. Developed in the United Kingdom, our Highway Worker Warning System is a movement-detection sensor that protects surveyors, construction workers and other employees by providing a 10-second warning if a vehicle is approaching too closely. Workers are alerted by sirens and flashing lights and are able to move out of harm's way. The equipment is mobile and easy to set up, providing a relatively simple way to reduce the vulnerability of working next to a highway.

URS has reduced incident rates for each of the past five years—including a

24% REDUCTION from 2010 to 2011



HIGHWAY WORKER WARNING SYSTEM

The Highway Worker Warning System is a movement-detection sensor that protects surveyors, construction workers and other employees by providing a 10-second warning if a vehicle is approaching too closely.

Using Innovation to Safely Destroy Chemical Weapons

Providing a safe environment for workers and the community is critical when chemical weapons are involved. Contracted to destroy chemical weapons at the Tooele Chemical Agent Disposal Facility (TOCDF) in Stockton, Utah, URS made safety the top priority. By integrating safety into every aspect of the project, more than 14 million consecutive hours have been worked at TOCDF without a single lost workday injury. In addition, TOCDF has earned OSHA's Voluntary Protection Program Star Status, the highest OSHA safety recognition.

One of the ways we achieved our impressive safety record at TOCDF was through the development of innovative approaches to project tasks. For example, to safely destroy lewisite blister agent, which due to its high arsenic content could not be processed at the main Tooele facility, URS re-engineered equipment originally designed for another chemical agent and constructed an auxiliary facility. Not only was this dangerous substance safely eliminated, the work was completed two months ahead of schedule. At TOCDF's two processing facilities, URS has safely destroyed more than 1.1 million munitions and bulk containers holding more than 13,600 tons of chemical agent.

A Culture of Safety Excellence

Safety is a core value at URS, and we are continuously enhancing our strong safety culture. We do this by integrating safety into everything we do—from how we train employees to how we execute design and construction. And, we never stop evaluating new approaches or technologies to mitigate risks for our employees, our customers and the public. Our focus on safety has made us an industry leader. In 2011, we were honored both by our clients and our peers. URS received a Construction Industry Safety Excellence Award from the Construction Users Roundtable; a Construction Safety Excellence Grand Award from the Associated General Contractors; and more than 50 awards from the U.S. National Safety Council, including the Corporate Culture of Safety Award.

TOOELE CHEMICAL AGENT DISPOSAL FACILITY



As part of the larger TOCDF project, the Tooele lewisite liquid incinerator and its pollution abatement system were specifically designed and operated to ensure complete agent destruction and removal of the high quantity of arsenic present in this chemical agent.

14 MILLION CONSECUTIVE HOURS

worked at Tooele without a single lost workday injury


LIQUID INCINERATOR
POLLUTION ABATEMENT SYSTEM

TABLE OF CONTENTS

SUMMARY OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following pages contain summary financial data for our fiscal year ended December 30, 2011. Complete financial information can be found in our latest Annual Report on Form 10-K, which accompanies this Annual Report to Stockholders and is deemed appended hereto and was filed with the Securities and Exchange Commission on February 27, 2012.

SELECTED FINANCIAL DATA

The following selected financial data was derived from our consolidated financial statements. You should read the selected financial data presented below in conjunction with the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes thereto contained in Item 8, "Consolidated Financial Statements and Supplementary Data," included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2011, which accompanies this Annual Report to Stockholders and is deemed appended hereto.

(In millions, except per share data)	**Year ended December 30, 2011[1,2]**	Year ended December 31, 2010[1,2]	Year ended January 1, 2010[1]	Year ended January 2, 2009[1]	Year ended December 28, 2007[1,3]
INCOME STATEMENT DATA:					
Revenues	**$ 9,545.0**	$ 9,177.1	$ 9,249.1	$10,086.3	$ 5,383.0
Cost of revenues	**(8,988.8)**	(8,609.5)	(8,772.4)	(9,608.8)	(5,095.2)
General and administrative expenses	**(79.5)**	(71.0)	(75.8)	(78.7)	(56.5)
Goodwill impairment[4]	**(825.8)**	—	—	—	—
Acquisition-related expenses[2]	**(1.0)**	(11.9)	—	—	—
Restructuring costs[5]	**(5.5)**	(10.6)	—	—	—
Impairment of an intangible asset[6]	**—**	—	(32.8)	—	—
Equity in income of unconsolidated joint ventures[7]	**132.2**	70.3	100.9	106.3	31.5
Operating income (loss)	**(223.4)**	544.4	469.0	505.1	262.8
Other income, net[8]	**—**	—	47.9	—	—
Net income (loss) attributable to URS[9]	**(465.8)**	287.9	269.1	219.8	132.2
Earnings (loss) per share:					
Basic	**$ (6.03)**	$ 3.56	$ 3.31	$ 2.61	$ 2.33
Diluted	**$ (6.03)**	$ 3.54	$ 3.29	$ 2.59	$ 2.30
BALANCE SHEET DATA (As of the end of the period):					
Total assets	**$ 6,862.6**	$ 7,351.4	$ 6,904.4	$ 7,001.2	$ 6,930.0
Total long-term debt[3,10]	**$ 737.0**	$ 641.3	$ 689.7	$ 1,091.5	$ 1,288.8
Total URS stockholders' equity[3,11]	**$ 3,377.2**	$ 4,117.2	$ 3,905.8	$ 3,624.6	$ 3,478.6
Total noncontrolling interests	**$ 107.2**	$ 83.8	$ 44.7	$ 31.3	$ 25.1
Total stockholders' equity	**$ 3,484.4**	$ 4,201.0	$ 3,950.5	$ 3,655.8	$ 3,503.7

[1] Our fiscal year is the 52/53-week period ending on the Friday closest to December 31. Our fiscal year ended January 2, 2009, contained 53 weeks.

[2] We completed the acquisitions of Apptis and Scott Wilson in June 2011 and September 2010, respectively. The operating results of Apptis and Scott Wilson since their respective acquisition dates are included in our consolidated financial statements under the Federal Services Division and the Infrastructure & Environment Division, respectively.
For further discussion, see Note 7, "Acquisitions," to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 30, 2011.

[3] In November 2007, we acquired Washington Group International, Inc. ("WGI"), resulting in the inclusion of WGI's results of operations for the six-week period from November 16, 2007, the effective date of the acquisition for financial reporting purposes, through December 28, 2007, in our 2007 results of operations.
In connection with the WGI acquisition, we issued approximately 29.5 million shares of common stock valued at $1.8 billion and borrowed $1.4 billion under a senior secured credit facility ("2007 Credit Facility").

[4] Goodwill Impairment. During the year ended December 30, 2011, we recorded a goodwill impairment charge of $825.8 million. On a net, after-tax basis, this resulted in decreases to net income and diluted earnings per share ("EPS") of $732.2 million and $9.46, respectively, primarily as a result of volatile stock market conditions. The impairment had no effect on our cash flows, cash position or operational performance. For further discussion, see Note 8, "Goodwill and Intangible Assets," to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 30, 2011.

[5] For the years ended December 30, 2011, and December 31, 2010, we recorded restructuring costs in our international businesses. For further discussion, see Note 16, "Commitments and Contingencies," to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 30, 2011.

[6] During fiscal year 2009, we recorded a $32.8 million charge for the impairment of our intangible asset related to the "Washington" trade name. On a net, after-tax basis, this transaction resulted in decreases to net income and EPS of $19.6 million and $0.24, respectively, for the year ended January 1, 2010. For further discussion, see Note 8, "Goodwill and Intangible Assets," to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 30, 2011.

[7] In October 2010, we received notice of a ruling on the priority of claims against a bankrupt client made by one of our unconsolidated joint ventures related to the SR-125 road project in California. The judge ruled against our joint venture's position, finding that its mechanic's lien did not have priority over the senior lenders. As a result of the court's decision, we recorded a pre-tax non-cash asset impairment charge of $25.0 million during fiscal year 2010. During the second quarter of 2011, we recognized a $9.5 million favorable claim settlement on this project.

[8] During fiscal year 2009, we recorded $47.9 million of other income, net, consisting of a $75.6 million gain associated with the sale of our equity investment in MIBRAG mbH ("MIBRAG"), net of $5.2 million of sale-related costs. This gain was partially offset by a $27.7 million loss on the settlement of a foreign currency forward contract, which primarily hedged our net investment in MIBRAG. On a net, after-tax basis, these two transactions resulted in increases to net income and diluted EPS of $30.6 million and $0.37, respectively, for the year ended January 1, 2010. For further discussion, see Note 5, "Joint Ventures" and Note 9, "Indebtedness," to our "Consolidated Financial Statements and Supplementary Data," included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 30, 2011.

[9] The net loss of $465.8 million for fiscal year 2011 was driven by a pre-tax non-cash goodwill impairment charge of $825.8 million. The impairment was due to the volatile market conditions and declines in our stock price during the third quarter of fiscal 2011, which resulted in a reduction of our market capitalization. This charge had no effect on our cash position, and no bearing on our operational performance or outlook.

[10] During fiscal year 2011, we entered into our 2011 Credit Facility, which replaced our 2007 Credit Facility. This new senior credit facility provides a term loan facility of $700.0 million and revolving credit facilities of $1.0 billion. For further discussion, see Note 9, "Indebtedness," to our "Consolidated Financial Statements and Supplementary Data," included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 30, 2011.

[11] We have not paid cash dividends to our stockholders since 1986; however, on February 24, 2012, our Board of Directors authorized the implementation of a dividend program and authorized a $0.20 per share quarterly dividend with a record date of March 16, 2012, and a payment date of April 6, 2012. Future dividends are subject to approval by our Board of Directors.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)	December 30, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 436.0**	$ 573.8
Accounts receivable, including retentions of $67.5 and $69.1, respectively	**1,114.7**	1,102.8
Costs and accrued earnings in excess of billings on contracts	**1,317.1**	1,157.1
Less receivable allowances	**(43.1)**	(42.8)
Net accounts receivable	**2,388.7**	2,217.1
Deferred tax assets	**63.0**	83.3
Other current assets	**201.2**	134.8
Total current assets	**3,088.9**	3,009.0
Investments in and advances to unconsolidated joint ventures	**107.7**	65.5
Property and equipment at cost, net	**269.4**	266.1
Intangible assets, net	**522.0**	514.1
Goodwill	**2,773.0**	3,393.2
Other assets	**101.6**	103.5
Total assets	**$6,862.6**	$7,351.4
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	**$ 61.5**	$ 60.5
Accounts payable and subcontractors payable, including retentions of $39.6 and $46.5, respectively	**659.1**	673.9
Accrued salaries and employee benefits	**527.0**	441.6
Billings in excess of costs and accrued earnings on contracts	**310.8**	275.8
Other current liabilities	**176.5**	191.4
Total current liabilities	**1,734.9**	1,643.2
Long-term debt	**737.0**	641.3
Deferred tax liabilities	**276.5**	326.9
Self-insurance reserves	**132.7**	127.9
Pension and post-retirement benefit obligations	**276.0**	230.8
Other long-term liabilities	**221.1**	180.3
Total liabilities	**3,378.2**	3,150.4
Commitments and contingencies		
URS stockholders' equity:		
Preferred stock, authorized 3.0 shares; no shares outstanding	**—**	—
Common stock, par value $.01; authorized 200.0 shares; 87.8 and 86.9 shares issued, respectively; and 76.7 and 81.9 shares outstanding, respectively	**0.9**	0.9
Treasury stock, 11.1 and 5.0 shares at cost, respectively	**(454.9)**	(212.1)
Additional paid-in capital	**2,966.8**	2,924.3
Accumulated other comprehensive loss	**(110.8)**	(36.9)
Retained earnings	**975.2**	1,441.0
Total URS stockholders' equity	**3,377.2**	4,117.2
Noncontrolling interests	**107.2**	83.8
Total stockholders' equity	**3,484.4**	4,201.0
Total liabilities and stockholders' equity	**$6,862.6**	$7,351.4

Refer to our Annual Report on Form 10-K for the fiscal year ended December 30, 2011, accompanying this Annual Report to Stockholders and is deemed appended hereto, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)	**Year ended December 30, 2011**	Year ended December 31, 2010	Year ended January 1, 2010
		As Revised[1]	As Revised[1]
Revenues	**$ 9,545.0**	$ 9,177.1	$ 9,249.1
Cost of revenues	**(8,988.8)**	(8,609.5)	(8,772.4)
General and administrative expenses	**(79.5)**	(71.0)	(75.8)
Acquisition-related expenses	**(1.0)**	(11.9)	—
Restructuring costs	**(5.5)**	(10.6)	—
Goodwill impairment	**(825.8)**	—	—
Impairment of an intangible asset	**—**	—	(32.8)
Equity in income of unconsolidated joint ventures	**132.2**	70.3	100.9
Operating income (loss)	**(223.4)**	544.4	469.0
Interest expense	**(22.1)**	(30.6)	(48.4)
Other income, net	**—**	—	47.9
Income (loss) before income taxes	**(245.5)**	513.8	468.5
Income tax expense	**(91.8)**	(127.6)	(162.9)
Net income (loss) including noncontrolling interests	**(337.3)**	386.2	305.6
Noncontrolling interests in income of consolidated subsidiaries	**(128.5)**	(98.3)	(36.5)
Net income (loss) attributable to URS	**$ (465.8)**	$ 287.9	$ 269.1
EARNINGS (LOSS) PER SHARE			
Basic	**$ (6.03)**	$ 3.56	$ 3.31
Diluted	**$ (6.03)**	$ 3.54	$ 3.29
WEIGHTED-AVERAGE SHARES OUTSTANDING			
Basic	**77.3**	81.0	81.4
Diluted	**77.3**	81.3	81.8

[1] We revised the prior years' amounts for the calculation and presentation of income tax expense and noncontrolling interests in income of consolidated subsidiaries as discussed in Note 1, "Business, Basis of Presentation, and Accounting Policies" to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 30, 2011.

Refer to our Annual Report on Form 10-K for the fiscal year ended December 30, 2011, accompanying this Annual Report to Stockholders and is deemed appended hereto, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	**Year ended December 30, 2011**	Year ended December 31, 2010	Year ended January 1, 2010
		As Revised[1]	As Revised[1]
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss) including noncontrolling interests	**$(337.3)**	$ 386.2	$ 305.6
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization	**82.1**	84.3	86.9
Amortization of intangible assets	**60.6**	49.2	52.8
Amortization of debt issuance costs	**5.8**	9.2	7.8
Loss on settlement of foreign currency forward contract	**—**	—	27.7
Net gain on sale of investment in unconsolidated joint venture	**—**	—	(75.6)
Restructuring costs	**3.3**	10.6	—
Normal profit	**(2.7)**	1.2	(11.0)
Goodwill impairment	**825.8**	—	—
Impairment of an intangible asset	**—**	—	32.8
Loss on extinguishment of debt	**2.9**	—	—
Provision for doubtful accounts	**2.8**	6.7	5.8
Gain on disposal of property and equipment	**(8.9)**	—	(2.1)
Deferred income taxes	**(23.3)**	10.9	107.6
Stock-based compensation	**45.3**	44.0	41.2
Excess tax benefits from stock-based compensation	**(0.8)**	(1.2)	(1.5)
Equity in income of unconsolidated joint ventures	**(132.2)**	(70.3)	(100.9)
Dividends received from unconsolidated joint ventures	**107.3**	92.5	85.6
Changes in operating assets, liabilities and other, net of effects of consolidation and/or deconsolidation of joint ventures and business acquisitions:			
Accounts receivable and costs and accrued earnings in excess of billings on contracts	**(106.8)**	(46.4)	214.2
Other current assets	**(19.0)**	29.8	30.7
Advances to unconsolidated joint ventures	**(0.2)**	(1.7)	10.4
Accounts payable, accrued salaries and employee benefits, and other current liabilities	**(43.0)**	(67.6)	(159.2)
Billings in excess of costs and accrued earnings on contracts	**19.2**	(30.2)	(12.0)
Other long-term liabilities	**13.0**	22.5	(6.5)
Other assets	**10.7**	(2.1)	11.3
Total adjustments and changes	**841.9**	141.4	346.0
Net cash from operating activities	**504.6**	527.6	651.6
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for business acquisitions, net of cash acquired, and for exercised shares in connection with a business acquisition	**(282.1)**	(291.7)	(14.2)
Changes in cash related to consolidation and/or deconsolidation of joint ventures	**—**	20.7	—
Proceeds from disposal of property and equipment	**14.1**	8.3	54.5
Proceeds from sale of investment in unconsolidated joint venture, net of related selling costs	**—**	—	282.6
Payment in settlement of foreign currency forward contract	**—**	—	(273.8)
Receipt in settlement of foreign currency forward contract	**—**	—	246.1
Investments in unconsolidated joint ventures	**(19.6)**	(6.0)	(16.3)
Changes in restricted cash	**7.0**	(16.1)	(1.6)
Capital expenditures, less equipment purchased through capital leases and equipment notes	**(67.5)**	(45.2)	(41.6)
Purchases of short-term investments	**—**	—	(195.7)
Maturity of short-term investments	**—**	30.2	165.0
Net cash from investing activities	**(348.1)**	(299.8)	205.0

[1] We revised the prior years' amounts for the calculation and presentation of net income including noncontrolling interests, and accounts payable, accrued salaries and employee benefits, and other current liabilities as discussed in Note 1, "Business, Basis of Presentation, and Accounting Policies" to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 30, 2011. There was no impact on cash flows from operating, investing, or financing activities; however, there were misclassifications that impacted line items within cash flows from operating activities.

Refer to our Annual Report on Form 10-K for the fiscal year ended December 30, 2011, accompanying this Annual Report to Stockholders and is deemed appended hereto, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions)	**Year ended December 30, 2011**	Year ended December 31, 2010	Year ended January 1, 2010
		As Revised[1]	As Revised[1]
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings from long-term debt and revolving line of credit	**838.6**	—	—
Payments on long-term debt and revolving line of credit	**(748.3)**	(159.6)	(310.5)
Net payments under lines of credit and short-term notes	**(16.4)**	(7.6)	(0.6)
Net change in overdrafts	**(18.0)**	14.4	4.4
Payments on capital lease obligations	**(10.9)**	(7.5)	(6.3)
Payments of debt issuance costs	**(3.9)**	—	—
Excess tax benefits from stock-based compensation	**0.8**	1.2	1.5
Proceeds from employee stock purchases and exercises of stock options	**11.7**	11.3	15.7
Distributions to noncontrolling interests	**(111.7)**	(107.2)	(41.5)
Contributions and advances from noncontrolling interests	**6.6**	8.2	18.5
Repurchases of common stock	**(242.8)**	(128.3)	(41.2)
Net cash from financing activities	**(294.3)**	(375.1)	(360.0)
Net change in cash and cash equivalents	**(137.8)**	(147.3)	496.6
Cash and cash equivalents at beginning of period	**573.8**	721.1	224.5
Cash and cash equivalents at end of period	**$ 436.0**	$ 573.8	$ 721.1
SUPPLEMENTAL INFORMATION:			
Interest paid	**$ 15.2**	$ 24.0	$ 40.3
Taxes paid	**$ 177.3**	$ 79.3	$ 58.9
Taxes refunded	**$ —**	$ —	$ 31.2
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Loan Notes issued and estimated consideration for vested shares exercisable in connection with an acquisition	**$ —**	$ 30.9	$ —
Equipment acquired with capital lease obligations and equipment note obligations	**$ 14.2**	$ 12.9	$ 8.6
Purchase price adjustment and contingent consideration payable under acquisitions	**$ 7.9**	$ —	$ —

[1] We revised the prior years' amounts for the calculation and presentation of net income including noncontrolling interests, and accounts payable, accrued salaries and employee benefits, and other current liabilities as discussed in Note 1, "Business, Basis of Presentation, and Accounting Policies" to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 30, 2011. There was no impact on cash flows from operating, investing, or financing activities; however, there were misclassifications that impacted line items within cash flows from operating activities.

Refer to our Annual Report on Form 10-K for the fiscal year ended December 30, 2011, accompanying this Annual Report to Stockholders and is deemed appended hereto, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management, with the participation of our CEO and CFO, assessed our internal control over financial reporting as of December 30, 2011, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation and testing of the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Management's conclusion regarding the effectiveness of internal control over financial reporting as of December 30, 2011, does not include any internal control over financial reporting at Apptis. Management has elected to exclude Apptis from its assessment of internal control over financial reporting because management was unable to assess Apptis' internal control over financial reporting in the period between the Apptis acquisition on June 1, 2011, and management's assessment of internal control over financial reporting as of December 30, 2011. Apptis is a wholly owned subsidiary of URS, whose total assets and total revenues represented 4.9% and 1.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 30, 2011.

Based on management's assessment, management has concluded that our internal control over financial reporting was effective as of December 30, 2011. Management communicated the results of management's assessment to the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the company's internal control over financial reporting at December 30, 2011, as stated in their report appearing under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 30, 2011, which accompanies this Annual Report to Stockholders and is deemed appended hereto.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The company's management, including the CEO and CFO, has designed our disclosure controls and procedures and our internal control over financial reporting to provide reasonable assurances that the controls' objectives will be met. However, management does not expect that disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any system's design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of a system's control effectiveness into future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

PERFORMANCE MEASUREMENT COMPARISON[1]

The following chart compares the cumulative total stockholder returns from a $100 investment in our common stock for the last five fiscal years with the cumulative return of the Standard & Poor's MidCap 400 Index (the "MidCap Index") and the Standard & Poor's 1500 SuperComposite Construction & Engineering Component Index (the "Engineering Index")[2]. We believe that the MidCap Index is an appropriate independent broad market index because it measures the performance of companies with mid-cap market capitalizations. In addition, we believe that the Engineering Index is an appropriate independent industry index because it measures the performance of construction and engineering companies.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG URS CORPORATION, S&P MIDCAP 400 INDEX, AND S&P 1500 SUPERCOMPOSITE CONSTRUCTION & ENGINEERING COMPONENT INDEX



(Total cumulative return – dollars)
400
300
200
100
0
S&P MidCap 400
S&P 1500
SuperComposite
Cons & Eng
URS
December 29, 2006
December 28, 2007
January 2, 2009
January 1, 2010
December 31, 2010
December 30, 2011

[1] This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

[2] The Engineering Index contains the following public companies: AECOM Technology Corporation; Aegion Corporation; Comfort Systems USA Inc.; Dycom Industries, Inc.; EMCOR Group, Inc.; Fluor Corporation; Granite Construction Inc.; Jacobs Engineering Group Inc.; KBR, Inc.; Orion Marine Group, Inc.; Quanta Services, Inc.; Shaw Group Inc.; and URS Corporation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of URS Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of URS Corporation and its subsidiaries as of December 30, 2011 and December 31, 2010, and the related consolidated statements of operations, of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 30, 2011 (not presented herein) appearing in URS Corporation's Annual Report on Form 10-K for the year ended December 30, 2011; and in our report dated February 27, 2012, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing on pages 28 through 31 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ PricewaterhouseCoopers LLP

February 27, 2012

OFFICE LOCATIONS WORLDWIDE

UNITED STATES

Alabama
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Rhode Island
South Carolina
South Dakota
Tennessee
Texas
Utah
Virginia
Washington
West Virginia
Wisconsin
Wyoming

AMERICAS

Argentina
Bolivia
Brazil
Canada
Jamaica
Mexico
Panama

EUROPE

Austria
Belgium
Finland
France
Germany
Greece
Ireland
Italy
Kazakhstan
Lithuania
Poland
Romania
Russia
Serbia
Spain
Sweden
Ukraine
United Kingdom

MIDDLE EAST

Azerbaijan
Bahrain
Kuwait
Qatar
Saudi Arabia
United Arab Emirates

AFRICA

Egypt
Ethiopia
Morocco
Mozambique
Zambia

ASIA/PACIFIC

Australia
China
Hong Kong
India
Japan
Malaysia
New Zealand
South Korea
Taiwan
Thailand



CORPORATE DIRECTORY

DIRECTORS

Martin M. Koffel
Chairman of the Board and
Chief Executive Officer

Mickey P. Foret
Executive Vice President and
Chief Financial Officer,
Northwest Airlines, Inc. (Ret.)

Senator William H. Frist, M.D.
Partner, Cressey & Company LP
(Private investment firm)

Lydia H. Kennard
Principal,
Airport Property Ventures
(Development and operation of
general aviation facilities)

Donald R. Knauss
Chairman and
Chief Executive Officer,
The Clorox Company
(Consumer products
manufacturer)

Joseph W. Ralston
General, U.S. Air Force (Ret.)
Vice Chairman,
The Cohen Group
(International business
consulting services)

John D. Roach
Chairman and
Chief Executive Officer,
Stonegate International
(Private investment and
advisory services)

Douglas W. Stotlar
President and
Chief Executive Officer,
Con-way Inc.
(Transportation and logistics)

William P. Sullivan
President and
Chief Executive Officer,
Agilent Technologies, Inc.
(Scientific measurement
instruments)

CORPORATE EXECUTIVE OFFICERS

Martin M. Koffel
Chairman of the Board and
Chief Executive Officer

H. Thomas Hicks
Vice President and
Chief Financial Officer

Thomas W. Bishop
Vice President,
Strategy

Hugh Blackwood
Vice President

Reed N. Brimhall
Vice President,
Chief Accounting Officer

Henry A. Gusman
Vice President,
Internal Audit and
Financial Compliance

Gary V. Jandegian
Vice President

Susan B. Kilgannon
Vice President,
Corporate Communications

Thomas J. Lynch
Vice President,
Corporate Information
Technology

Joseph Masters
Vice President,
General Counsel
and Secretary

Olga Perković
Vice President,
Corporate Planning

Sreeram Ramraj
Vice President,
Investor Relations

Judy L. Rodgers
Vice President,
Corporate Treasurer

Randall A. Wotring
Vice President

Robert W. Zaist
Vice President

Thomas H. Zarges
Vice President

INFRASTRUCTURE & ENVIRONMENT MANAGEMENT

Gary V. Jandegian
President

Thomas W. Bishop
Senior Vice President

Hugh Blackwood
Group General Manager,
United Kingdom, Ireland, Middle
East, India, China & Europe

Dhamo S. Dhamotharan
Executive Vice President,
Private Sector
Business Development

E. Steven Pearson
Group General Manager,
Americas West

Sarabjit Singh
Group General Manager,
Americas East

Martin S. Tanzer
Executive Vice President,
Public Sector
Business Development

David R. Williamson
Group General Manager,
Australia & New Zealand

FEDERAL SERVICES MANAGEMENT

Randall A. Wotring
President

John C. Vollmer
Executive Vice President,
Operations

Christopher M. Bishop
Vice President,
Marketing & Business
Development

Mark Gray
Group General Manager,
Systems Engineering &
Information Solutions

Wade H. McManus, Jr.
Major General,
U.S. Army (Ret.)
Group General Manager,
Defense Maintenance & Logistics

Guy W. Stevenson
Group General Manager,
Global Security

David W. Swindle, Jr.
Executive Vice President,
Mission Assurance

Thomas T. Wrenn
Vice President,
Planning & Development

ENERGY & CONSTRUCTION MANAGEMENT

Thomas H. Zarges
Chairman

Robert W. Zaist
President

George L. Nash
Chief Operating Officer

Mark A. Costello
Group General Manager,
Industrial/Process

Arthur Lembo
Group General Manager,
Power

David A. Pethick
Group General Manager,
Global Management &
Operations Services

Chris L. Phillips
President,
Rust Constructors Inc.

Eugene R. Recher
Group General Manager,
Project Services

Greg P. Therrien
Group General Manager,
Civil Construction & Mining

GOVERNMENT RELATIONS

Cynthia M. Stinger
Vice President

CORPORATE INFORMATION

Corporate Office
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
Tel: 415.774.2700
Fax: 415.398.1905
Email: investor.relations@urs.com
Website: www.urs.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Registrar and Transfer Agent
Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: 800.874.1991

TDD for Hearing Impaired: 800.231.5469
Foreign Stockholders: 201.680.6578
TDD for Foreign Stockholders: 201.680.6610
Website: www.bnymellon.com/shareowner/equityaccess

Corporate Counsel
Cooley LLP

Form 10-K
Copies of our Annual Report on Form 10-K for the fiscal year ended December 30, 2011, as filed with the Securities and Exchange Commission, may be obtained by our stockholders without charge. Requests should be sent to Sreeram (Sam) Ramraj in our Investor Relations Department at our corporate office address (above), via email at investor.relations@urs.com, or by calling 877.877.8970. The Form 10-K also can be accessed on our website at www.urs.com.

Supplementary financial information and selected financial data required by Rule 14a-3(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended, are included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2011, which accompanies this Annual Report to Stockholders and is deemed appended hereto.

Annual Meeting
The Annual Meeting of Stockholders of URS Corporation will be held at 8:30 A.M. on Thursday, May 24, 2012, at the offices of Cooley LLP, 101 California Street, 5th Floor, San Francisco, California.

Stock Listing
The shares of our common stock are listed on the New York Stock Exchange under the symbol *URS*. As of April 2, 2012, we had approximately 2,970 stockholders of record. The following table sets forth the low and high sale prices of our common stock, as reported by *The Wall Street Journal*, for the periods indicated.

	Market Price	
	Low	High
FISCAL PERIOD		
2010:		
First Quarter	$42.67	$50.47
Second Quarter	$37.49	$53.25
Third Quarter	$35.09	$43.26
Fourth Quarter	$37.65	$43.92
2011:		
First Quarter	$39.61	$48.32
Second Quarter	$41.48	$47.12
Third Quarter	$28.46	$46.18
Fourth Quarter	$27.93	$37.60
2012:		
First Quarter	$35.40	$47.16

We have not paid cash dividends to our stockholders since 1986; however, on February 24, 2012, our Board of Directors authorized the implementation of a dividend program and authorized a $0.20 per share quarterly dividend with a record date of March 16, 2012, and a payment date of April 6, 2012. Future dividends are subject to approval by our Board of Directors.

Design: OTTO NY
Illustration: Don Foley
Printing: Digital Color Concepts

Photo credits:
Page 8, lower right photo courtesy of Aerials by Whitney; Page 14, lower left photo, and Page 16, both photos courtesy of Nigel Young/Foster + Partners; Pages 18–21, photos courtesy of New Zealand Transport Agency.

URS

URS CORPORATION
600 MONTGOMERY STREET
26TH FLOOR
SAN FRANCISCO, CA
94111-2728

WWW.URS.COM

